BlueData Corporation
2700 Gateway Centre Blvd.
Suite 600
Morrisville, NC 27560

Date:  May 3, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Attention:	H. Roger Schwall, Assistant Director Parker Morrill

Re:	BlueData Corporation Amendment No. 1 to Registration Statement on Form 10 Filed April 8, 2011 File No. 0-54281

Dear Mr. Schwall:

Transmitted herewith for electronic filing on behalf of BlueData Corporation (“BlueData” or the “Company”) is Amendment No. 2 to the Company’s Registration Statement on Form 10-12G (the “Registration Statement”).  The Registration Statement is marked to show the changes from Amendment No. 1 to the Registration Statement filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 8, 2011.

Set forth below are the Company’s responses to the Commission’s comments set forth in the staff’s comment letter dated April 21, 2011 (the “Comment Letter”).  For ease of reference, we have repeated each comment below in bold face type followed by the Company’s response.  All capitalized terms are used in this Letter without definition have the meanings given to those terms in the Registration Statement.

Liquidity and Capital Resources, page 21

1.           COMMENT

We note your response to comment 6 in our letter dated March 22, 2011. We also note your revised disclosure that under the terms of the promissory note, the company may, in its discretion, call on the Lenders to provide additional funds necessary to cover the operating costs of the company. Please revise your filing to clarify the practical effect of such arrangement, given that the Lenders are also your sole stockholders and serve as your only officers and directors. In addition, we note that the promissory note filed as Exhibit 10.1 has not been signed by either of the Lenders in his or her individual capacity. Please advise.

RESPONSE

We have revised the disclosure on Page 22 and on Page 27 of the marked version of the Registration Statement to clarify that, in light of the fact that the Lenders under the Promissory Note are the Company’s only stockholders and serve as its executive officers and directors, the Company may decide not to call on the Lenders to provide additional funds if the Lenders make a determination that the Company’s current prospects do not warrant further funding.

The parties have further amended and restated the Amended and Restated Grid Note, dated as of April 6, 2011, to include the signature of the Lenders, thereby evidencing their commitment to advance funds when called by the Company.  A copy of the Amended and Restated Grid Note has been filed with the Registration Statement as Exhibit 10.1

We have also revised the disclosure on Page 24 and on Page 30 of the marked version of the Registration Statement to indicate security ownership in the common stock of the Company as of April 30, 2010.  We have revised the disclosure on Page 27 of the marked version of the Registration Statement to update the total amount of funds advanced to the Company.

Kenneth Bloom and Deborah Bloom, as officers of BlueData acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Kenneth Bloom
Kenneth Bloom
President